March 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Todd Schiffman

Staff Attorney

Division of Corporation Finance

Re:	Forest Road Acquisition Corp. II

Registration Statement on Form S-1

Filed February 18, 2021, as amended

File No. 333-253274

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Forest Road Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on Tuesday, March 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned distributed approximately 650 copies of the preliminary prospectus dated February 18, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jon Sierant
Name: Jon Sierant Title: Executive Director

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name: David Batalion Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]